Exhibit 99.1

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income and other financial data for the six months ended December 31, 2017 and 2018, and the consolidated balance sheet data as of June 30, 2018 and December 31, 2018 have been derived from our unaudited condensed consolidated financial statements which are included elsewhere in this report. Our unaudited condensed consolidated financial statements have been prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Except for changes in operating subsidiaries, our unaudited condensed consolidated financial statements have been prepared as if our current corporate structure had been in existence throughout the relevant periods.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our unaudited condensed consolidated financial statements and related notes and the “Operating and Financial Review and Prospects” included elsewhere in this report.

To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited non-GAAP financial results is shown as below:

(In USD thousands, except share numbers and per share data)

	Six months ended December 31,
	2017	2018
Statement of Comprehensive Income Data
Revenue	272,914	288,182
Integrated contract revenue	230,109	233,333
Product sales	19,177	13,957
Services rendered	23,628	40,892
Cost of revenues	168,663	179,567
Gross profit	104,251	108,615
Total operating expenses	40,278	36,576
Selling	14,438	15,569
General and administrative	23,135	20,196
Research and development	19,216	19,170
VAT refunds and government subsidies	(16,511)	(18,359)
Income from operations	63,973	72,039
Other income, net	2,710	6,495
Foreign exchange loss	(1,104)	(827)
Share of net income of equity investees	2,273	(287)
Dividend income from a cost investee	1,057	1,113
Interest income	3,036	5,995
Interest expenses	(634)	(316)
Income tax expenses	13,031	11,767
Net income attributable to non-controlling interests	86	83
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	58,194	72,362
Non-GAAP basic EPS	0.96	1.20
Non-GAAP diluted EPS	0.96	1.19

Share-based compensation expenses	324	151
Amortization of acquired intangible assets	279	155
Fair value adjustments of a bifurcated derivative	-	20
GAAP net income attributable to Hollysys Automation Technologies Ltd.	57,591	72,036
GAAP basic EPS	0.95	1.19
GAAP diluted EPS	0.95	1.18
Basic weighted average common shares outstanding	60,428,431	60,450,930
Diluted weighted average common shares outstanding	61,241,092	61,271,864

	June 30,	December 31,
	2018	2018
Balance Sheet Data
Total current assets	1,000,898	1,054,314
Total assets	1,210,128	1,262,438
Total current liabilities	333,054	343,147
Total liabilities	367,775	364,378

Net assets	842,052	897,938
Non-controlling interests	301	122
Stockholders’ equity	842,353	898,060

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses (“Non-GAAP G&A expenses”)”, “Non-GAAP cost of integrated contracts”, “Non-GAAP other income (expenses), net”, “Non-GAAP net income attributable to Hollysys” and “Non-GAAP earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with US GAAP. We believe these non-GAAP measures are useful to investors as they exclude: 1) the non-cash share-based compensation expenses, 2) amortization of acquired intangible assets, 3) fair value adjustments of acquisition-related consideration and 4) fair value adjustments of a bifurcated derivative. All of the above will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders have a better understanding of our operating results and growth prospects. In addition, given the business nature of Hollysys, it has been a common practice for investors and analysts to use such non-GAAP measures to evaluate the Company. Specifically, the non-GAAP measures excluded the following items:

1) The non-cash share-based compensation expenses, which are calculated based on the number of shares or options granted and their fair value as of grant date.

2) Amortization of acquired intangible assets, which is a non-cash expense relating primarily to acquisitions. At the time of an acquisition, the identifiable definite-lived intangible assets of the acquired company, such as customer relationships and order backlog, are valued and amortized over their estimated lives. Value is also assigned to the acquired indefinite-lived intangible assets, which comprises of goodwill that is not subject to amortization.

3) Fair value adjustments of a bifurcated derivative are accounting adjustments to report the change of fair value of the feature bifurcated as a derivative from a convertible bond issued by the Company, the underlying host instrument which is accounted for as a liability at its fair value.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

	Six months ended December 31,
	2017	2018
Cost of integrated contracts	155,998	161,593
Less: Amortization of intangible assets	279	155
Non-GAAP cost of integrated contracts	155,719	161,438

G&A expenses	23,459	20,347
Less: Share-based compensation expenses	324	151
Non-GAAP G&A expenses	23,135	20,196

Other (expenses) income, net	2,710	6,475
Fair value adjustments of a bifurcated derivative	-	20
Non-GAAP other income, net	2,710	6,495

Net income attributable to Hollysys Automation Technologies Ltd.	57,591	72,036
Add: Share-based compensation expenses	324	151
Amortization of intangible assets	279	155
Fair value adjustments of a bifurcated derivative	-	20
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	58,194	72,362
Weighted average number of ordinary shares outstanding used in computation:
Basic	60,428,431	60,450,930
Diluted	61,241,092	61,271,864
Non-GAAP earnings per share:
Basic	0.96	1.20
Diluted	0.96	1.19

 Exchange Rate Information

A majority of our business is conducted in China. We also operate in Singapore, Malaysia and several other jurisdictions in Asia and Middle East through Hollysys (Asia Pacific) Pte. Limited, Hollysys Automation India Private Limited, PT Hollysys Automation Indonesia, Bond Corporation Pte. Ltd., Bond M&E Pte. Ltd., Bond M&E Sdn. Bhd., Bond M&E (K.L.) Sdn. Bhd., Concord Corporation Pte. Ltd., Concord Electrical Pte. Ltd., Concord Electrical Sdn. Bhd., Concord Corporation Pte. Ltd, Dubai Branch, Concord Electrical Contracting Ltd., Concord M Design and Engineering Company Ltd. We use US dollars as our reporting currency in our financial statements in this interim report. For entities whose functional currency is not US dollars, assets and liabilities are translated into US dollars at the balance sheet date rates; equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year as published by the International Monetary Fund. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statement of comprehensive income and changes in equity. Transactions and amounts in other parts of this interim report in foreign currencies recorded at the rates of exchange prevailing when the transactions occurred. With respect to amounts not recorded in our consolidated financial statements but included elsewhere in this interim report, all conversion between RMB and US dollars were made at a rate of RMB 6.7864 to $1.00, and all conversion between Singapore dollars and US dollars were made at a rate of SGD 1.3656 to $1.00, as set forth by the International Monetary Fund. We make no representation of any kind that RMB, Singapore dollar, US dollar or any other currency referenced in this report could have been, or could be, converted into the other stated currencies at the rates stated below, any particular rate, or at all. The Chinese government imposes control over its foreign-currency reserves through both direct regulation concerns conversion of RMB into foreign exchange and through restrictions on foreign trade.

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